

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2013

Via E-mail
Mr. Thomas M. Brandt
Senior Vice President & CFO
Telecommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401

> **Re:** **Telecommunication Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 0-30821**

Dear Mr. Brandt:

We have reviewed your letter dated July 2, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 47

1.   We note your discussion regarding the qualitative factors that management believes negatively impacted your market capitalization at October 1, 2012 as indicated in your response to prior comment 6. Supplementally provide us with a quantitative reconciliation, which supports the difference between the aggregate fair value of your

reporting units as determined by management and your market capitalization at October 1, 2012.

2. We note your disclosures on page 48 of the assumptions and methodologies used to fair value your Navigation reporting unit. Please describe further the methodologies and assumptions used to fair value your other reporting units and describe any potential events or changes in circumstances that could reasonably be expected to negatively affect the valuations. Also, tell us your consideration to include this information in future filings.

3. Tell us your consideration to disclose the range of percentages by which the fair values exceeded the carrying values as of the most recent test date as provided in your response to prior comment 6.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Income Per Share, page F-15

4. Please confirm that you will revise your disclosures in future filings to clarify that earnings per share would not differ under the two-class method as noted in your response to our prior comment 10.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
Bruce White – Senior VP & General Counsel
Christine Waring – Director, SEC Reporting